February 26, 2007

Via Edgar and Facsimile (202-551-3729)

Securities and Exchange Commission
Attention: Craig Slivka
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Valcent Products, Inc.
Registration Statement on Form F-1, Amendment No. 3
Filed February 7, 2007
File No. 333-133613

Ladies and Gentlemen:

Based on your oral confirmation that the Securities and Exchange Commission has no further comments on the Registration Statement, we are requesting acceleration of the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form F-1/A #3 referred to above be accelerated so that it will be declared effective at 3:00 p.m., Eastern time, or as soon as practicable thereafter, on Wednesday February 28, 2007. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted

VALCENT PRODUCTS, INC.

/s/ F. George Orr

F. George Orr, Chief Financial Officer